WRAP, LLC

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

August 6, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Wrap, LLC
San Diego, CA

We have reviewed the accompanying financial statements of Wrap, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 6, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

WRAP, LLC
BALANCE SHEET
DECEMBER 31, 2017 & 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 110	$ 24,747
Accounts Receivable	54,554	11,118
Inventory	67,541	41,764
TOTAL CURRENT ASSETS	122,206	77,629
TOTAL ASSETS	122,206	77,629
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	54,764	44,054
Related Party Note	62,736	29,036
TOTAL CURRENT LIABILITIES	117,500	73,090
TOTAL LIABILITIES	117,500	73,090
MEMBERS' EQUITY		
Contributed Capital	-	-
Retained Earnings (Deficit)	4,706	4,539
TOTAL MEMBERS' EQUITY	4,706	4,539
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 122,206	$ 77,629

WRAP, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Operating Income		
Sales	$ 215,715	$ 58,935
Cost of Goods Sold	88,734	9,276
Gross Profit	126,981	49,659
Operating Expense		
General & Administrative	67,295	14,859
Salaries & Related Benefits	17,531	6,472
Marketing & Advertising	27,463	23,789
Repairs & Maintenance	906	-
Bad Expense	13,481	-
	126,676	45,120
Net Income from Operations	305	4,539
Other Income (Expenses)		
State & Local Tax	(138)	-
Net Income	$ 167	$ 4,539

WRAP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 167	$ 4,539
Change in Accounts Receivable	(43,437)	(11,118)
Change in Inventory	(25,777)	(41,764)
Change in Accounts Payable	10,710	44,054
Change in Loan - Chile	33,700	29,036
Net Cash Flows From Operating Activities	(24,638)	24,747
Cash at Beginning of Period	24,747	-
Net Increase (Decrease) In Cash	(24,638)	24,747
Cash at End of Period	$ 110	$ 24,747

WRAP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	**2016**
Capital Contribution	-	-
Retained Earnings (Deficit)	4,539	-
Net Income (Loss)	167	4,539
Ending Equity (Deficit)	$ 4,706	$ 4,539

WRAP, LLC
NOTES TO FINANCIAL STATEMENTS (REVIEWED)
DECEMBER 31, 2017 AND 2016

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Wrap, LLC ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company is a manufacturer of clothing and accessories based in Chile.

NOTE B- GOING CONCERN

As indicated in the accompanying financial statements, the Company experienced decreased profits in 2017. This decrease, as wells as the uncertain conditions that the Company faces with respect to future fundraising efforts, indicate substantial doubt about the Company's ability to continue as a going concern through August 6, 2019 (one year after the accompanying financial statements were available to be issued).

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company ships all goods to a consignee based in California. All inventory is housed and shipped via the California location. The consignee accepts certain contractual obligations for the inventory, but the rights and obligations of the inventory remain with the Company.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The company entered into a consignment agreement. Revenue recognized is net of the 7.5% consignment fee incurred on purchases.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a sole proprietorship in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's sole member on its individual tax return.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016, 2017, and 2018 remain subject to review by that State until 2020, 2021, and 2022, respectively.

NOTE D- DEBT

In 2017 and 2016, the Company borrowed money from its member for the purpose of funding continuing operations ("the Related Party Note"). The Related Party Note is non-interest bearing and carries no fixed repayment schedule.

NOTE E- CONCENTRATIONS OF RISK

The Company's manufacturing facility is located in China which could result in difficulty with inventory management due to political and economic restrictions.

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 6, 2018, the date that the financial statements were available to be issued.